UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)

InfraSource Services, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45684P102

(CUSIP Number)

John B. Frank

Principal and General Counsel

Oaktree Capital Management, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9)

CUSIP No.   45684P102                                                                                                                                         Page 2 of 9 pages

1.	NAME OF REPORTING PERSONS: Oaktree Capital Management, LLC

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
Not applicable.

5.	(CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e))

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
12,200,475

8.	SHARED VOTING POWER
12,200,475

9.	SOLE DISPOSITIVE POWER
12,200,475

10.	SHARED DISPOSITIVE POWER
12,200,475

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,400,950

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.6%

14.	TYPE OF REPORTING PERSON
IA, OO

CUSIP No.   45684P102                                                                                                                                         Page 3 of 9 pages

1.	NAME OF REPORTING PERSONS: GFI Energy Ventures, LLC

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
Not applicable.

5.	(CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e))

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
-0-

8.	SHARED VOTING POWER
12,200,475

9.	SOLE DISPOSITIVE POWER
-0-

10.	SHARED DISPOSITIVE POWER
12,200,475

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,200,475

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.8%

14.	TYPE OF REPORTING PERSON
IA, OO

CUSIP No.   45684P102                                                                                                                                         Page 4 of 9 pages

1.	NAME OF REPORTING PERSONS: OCM Principal Opportunities Fund II, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
Not applicable.

5.	(CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e))

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
12,200,475

8.	SHARED VOTING POWER
-0-

9.	SOLE DISPOSITIVE POWER
12,200,475

10.	SHARED DISPOSITIVE POWER
-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,200,475

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.8%

14.	TYPE OF REPORTING PERSON
PN

CUSIP No.   45684P102                                                                                                                                         Page 5 of 9 pages

1.	NAME OF REPORTING PERSONS: OCM/GFI Power Opportunities Fund, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
Not applicable.

5.	(CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e))

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
12,200,475

8.	SHARED VOTING POWER
-0-

9.	SOLE DISPOSITIVE POWER
12,200,475

10.	SHARED DISPOSITIVE POWER
-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,200,475

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.8%

14.	TYPE OF REPORTING PERSON
PN

                This Amendment No. 1 amends the Statement on Schedule 13D, dated May 27, 2004 (the “Schedule 13D”), relating to shares of the common stock, $.001 par value per share (the “Common Stock”), of InfraSource Services, Inc., a Delaware corporation (the “Issuer”).

                Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

                Item 2 is hereby amended and supplemented as follows:

                (a)-(c) & (f)

                In addition to Oaktree and the OCM Funds, this amended Schedule 13D is filed on behalf of GFI Energy Ventures, LLC, a California limited liability company (“GFI”), in its capacity as co-general partner of the Power Fund.

                The principal business of GFI is providing investment advice and management services to institutional and individual investors. GFI is the co-general partner of the Power Fund. Based on GFI’s relationship with the Power Fund, GFI may be deemed to share beneficial ownership of the shares of Common Stock of the Issuer held by the Power Fund.

                The address of the principal business and principal office of GFI is 11611 San Vicente Boulevard, Suite 710, Los Angeles, California 90049. The members and executive officers of GFI are listed below. The principal address for each member and executive officer of GFI is 11611 San Vicente Boulevard, Suite 710, Los Angeles, California 90049. Each individual below is a citizen of the United States of America.

Executive Officers & Members
Lawrence D. Gilson	Chairman and Principal
Richard K. Landers	Principal
Ian A. Schapiro	Principal

                The address of the principal business and principal office for Oaktree and the OCM Funds is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.  The members and executive officers of Oaktree are listed below.  The principal address for each member and executive officer of Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.  Each individual listed below is a citizen of the United States of America.

Executive Officers and Members
Howard S. Marks	Chairman and Principal
Bruce A. Karsh	President and Principal
Kevin L. Clayton	Principal
John B. Frank	Managing Principal and General Counsel
Stephen A. Kaplan	Principal
Larry W. Keele	Principal
David M. Kirchheimer	Principal and Chief Financial and Administrative Officer
D. Richard Masson	Principal
Sheldon M. Stone	Principal

Portfolio Manager
Stephen A. Kaplan	Principal

(d)-(e)

During the last five years, neither GFI nor, to the best of its knowledge, any of its executive officers and members (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

                Item 4 is hereby amended and supplemented as follows:

                GFI, as co-general partner of the Power Fund, continuously evaluates the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer’s Common Stock will be acquired by the Power Fund or by other accounts or funds of which GFI is the general partner and/or investment manager or whether the Power Fund or any such other accounts or funds will dispose of shares of the Issuer’s Common Stock.  At any time, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer’s Common Stock beneficially owned by GFI may be sold, in either case in the open market, in privately negotiated transactions or otherwise.  Except as otherwise disclosed herein, GFI currently has no agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, GFI may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, GFI may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

                Ian Schapiro, a Principal of GFI and Christopher S. Brothers and Michael Harmon, each Managing Directors of Oaktree, serve as directors of the Issuer. As directors, Mr. Schapiro, Mr. Brothers and Mr. Harmon may have influence over the corporate activity of the Issuer, including activity which may relate to transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and supplemented as follows:

(a) The Principal Fund beneficially owns and has sole power to vote and dispose of 12,200,475 shares of the Issuer’s Common Stock (approximately 30.8% of the outstanding shares of the Issuer’s Common Stock), and the Power Fund beneficially owns and has sole power to vote and dispose of 12,200,475 shares of the Issuer’s Common Stock (approximately 30.8% of the outstanding shares of the Issuer’s Common Stock).

As of the date of this Schedule 13D, Oaktree, in its capacity as the general partner of the Principal Fund and the co-general partner of the Power Fund, may be deemed to beneficially own the 24,400,950 shares of Common Stock of the Issuer (approximately 61.6% of the outstanding shares of the Issuer’s Common Stock) held by the OCM Funds.  As of the date of this Schedule 13D, GFI, in its capacity as the co-general partner of the Power Fund, may be deemed to beneficially own the 12,200,475 shares of Common Stock of the Issuer (approximately 30.8% of the outstanding shares of the Issuer’s Common Stock) held by the Power Fund.

(b) Oaktree has discretionary authority and control over all of the assets of the Principal Fund pursuant to its status as general partner of the Principal Fund, including the power to vote and dispose of the Issuer’s Common Stock.  In addition, Oaktree has shared discretionary authority and control over all of the assets of the Power Fund pursuant to its status as co-general partner of the Power Fund, including shared power to vote and dispose of the Issuer’s Common Stock. Therefore, Oaktree has sole power to vote and dispose of 12,200,475 shares of the Issuer’s Common Stock and shared power to vote and dispose of 12,200,475 shares of the Issuer’s Common Stock.

GFI has shared discretionary authority and control over all of the assets of the Power Fund pursuant to its status as co-general partner of the Power Fund, including shared power to vote and dispose of the Issuer’s Common Stock. Therefore, GFI has shared power to vote and dispose of 12,200,475 shares of the Issuer’s Common Stock.

(c) On December 8, 2005, the Principal Fund sold 568,537 shares of Common Stock for $11.50 per share in a private transaction. On December 8, 2005, the Power Fund sold 568,537 shares of Common Stock for $11.50 per share in a private transaction.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented as follows:

On April 20, 2004, the OCM Funds entered into a registration rights agreement with the Issuer and certain other stockholders of the Issuer (the “Registration Rights Agreement”). Subject to certain conditions, the Registration Rights Agreement requires the Issuer to register the shares of Common Stock owned by such stockholders with the Securities and Exchange Commission (the “SEC”). The OCM Funds are entitled to require the Issuer to file a registration statement with the SEC for the resale of their shares.  In connection with the exercise of registration rights under the Registration Rights Agreement, the Issuer will pay all expenses of the OCM Funds and the other stockholders party to the Registration Rights Agreement, other than underwriting discounts and commissions. On December 8, 2005, the Registration Rights Agreement was amended to add another stockholder of the Issuer as a party thereto. The amendment did not modify the rights and obligations of the OCM Funds and the Issuer with respect to each other. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to such agreement, which is annexed hereto as Exhibit 1 and incorporated herein by reference

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1

Registration Rights Agreement, dated as of April 20, 2004, by and among InfraSource Services, Inc. OCM Principal Opportunities Fund II, L.P., OCM/GFI Power Opportunities Funds, L.P., Martin Maslonka, Thomas B. Tilford, Mark C. Maslonka, Justin Campbell, Joseph Gabbard, Sidney Strauss, Jon Maslonka, David R. Helwig, Terence R. Montgomery and Paul M. Daily (incorporated by reference to Exhibit 4.2 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on April 29, 2004).

Exhibit 2	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURE

                After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2005

OAKTREE CAPITAL MANAGEMENT, LLC

/s/ B. James Ford
Name: B. James Ford
Title: Managing Director

/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Vice President, Legal

GFI ENERGY VENTURES, LLC

/s/ Lawrence D. Gilson
Name: Lawrence D. Gilson
Title: Chairman and Principal

OCM PRINCIPAL OPPORTUNITIES FUND II, L.P.
By:	Oaktree Capital Management, LLC,
its general partner

/s/ B. James Ford
Name: B. James Ford
Title: Managing Director

/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Vice President, Legal

OCM/GFI POWER OPPORTUNITIES FUND, L.P.
By:	Oaktree Capital Management, LLC,
its co-general partner

/s/ B. James Ford
Name: B. James Ford
Title: Managing Director

/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Vice President, Legal

EXHIBIT INDEX

Exhibit 1

Registration Rights Agreement, dated as of April 20, 2004, by and among InfraSource Services, Inc. OCM Principal Opportunities Fund II, L.P., OCM/GFI Power Opportunities Funds, L.P., Martin Maslonka, Thomas B. Tilford, Mark C. Maslonka, Justin Campbell, Joseph Gabbard, Sidney Strauss, Jon Maslonka, David R. Helwig, Terence R. Montgomery and Paul M. Daily (incorporated by reference to Exhibit 4.2 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on April 29, 2004).

Exhibit 2	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.